January 24, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (858) 794-1450</u>

Martin G. Wotton
President
visionGATEWAY, Inc.
12707 High Bluff Drive
Suite 200
San Diego, CA 92130

Re: **visionGATEWAY, Inc.**
        Form 10-KSB for the year ended April 30, 2006
        Filed September 15, 2006
        File No. 0-30499

Dear Mr. Wotton:

        We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

visionGATEWAY, Inc.
January 24, 2007

<u>Form 10-KSB</u>

<u>Note 4 – Issuance of Stock</u>

1.   Please tell us the amount of compensation expense that was recorded for each of the stock issuances listed on page F-11. Also, tell us how the amount of compensation expense was determined.

<u>Form 10-QSB</u>

<u>Note 4. Acquisitions</u>

2.   Please tell us the status of the potential acquisitions of eBanx, Centile and Saturn IQ. Depending on significance confirm to us that you will provide the required audited financial statements and the pro forma financial statements within the required time period.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information.

visionGATEWAY, Inc.
January 24, 2007

Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.
Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief